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                             February 9, 2024

       Stephen Scott
       Chief Operating Officer
       CorpAcq Group Plc
       CorpAcq House
       1 Goose Green
       Altrincham, Cheshire
       WA14 1DW
       United Kingdom

                                                        Re: CorpAcq Group Plc
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed January 29,
2024
                                                            File No. 333-275613

       Dear Stephen Scott:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-4 filed January 29, 2024

       Information Related to CorpAcq
       CorpAcq's Business Strategy
       Strong dividend capacity driven by improved capital structure and cash flow generation, page
       270

   1. We note your response to prior comment 3 and your revisions to your filing. Please tell us and revise your filing
to disclose your calculation of free cash flow for the six months ended June 30, 2023. To
the extent such amount is negative, we are unclear how you are able to support your
assertion that the post-combination company expects to pay a dividend from its first
year following the Business Combination and over the longer term.
                                                        Please advise or revise
to remove such assertion.
 Stephen Scott
CorpAcq Group Plc
February 9, 2024
Page 2

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameStephen Scott
                                                         Division of
Corporation Finance
Comapany NameCorpAcq Group Plc
                                                         Office of Real Estate
& Construction
February 9, 2024 Page 2
cc:       Michael S. Lee, Esq.
FirstName LastName